UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒                    Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2008

OR

☐                    Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission File number 1-7933

A.                                   Full title of the plan and the address of the plan, if different from that of the issuer named below:

Aon Savings Plan

B.                                     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Aon Corporation

200 E. Randolph Drive

Chicago, Illinois 60601

S I G N A T U R E S

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee acting as Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AON SAVINGS PLAN

BY THE COMMITTEE

/s/ MICHAEL A. CONWAY
Michael A. Conway

Date:
June 29, 2009

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

AON SAVINGS PLAN

Years Ended December 31, 2008 and 2007

With Report of Independent Registered Public Accounting Firm

Employer Plan Identification # 36-3051915

Plan # 020

AON SAVINGS PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Years Ended December 31, 2008 and 2007

Report of Independent Registered Public Accounting Firm

The Retirement Plan Governance and Investment Committee

Aon Savings Plan

We have audited the accompanying statements of net assets available for benefits of Aon Savings Plan as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended, in conformity with US generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Chicago, Illinois
June 29, 2009

Employer Plan Identification # 36-3051915
Plan # 020

AON SAVINGS PLAN

Statements of Net Assets Available for Benefits

(in thousands)

	December 31
	2008	2007
Assets

Investments, at Fair Value:
Aon Corporation Common Stock	$230,588	$326,317
Brokerage Accounts-Other Common and Preferred Stocks and Mutual Funds	14,022	18,027
Investments held in Mutual Funds:
State Street Global Advisors Government Short Term Investment Fund	281,033	282,064
Vanguard REIT Index Fund	37,795	69,899
Vanguard Admiral Intermediate Term Treasury Fund	112,019	75,527
Vanguard Capital Opportunities Fund	52,643	98,171
T. Rowe Price Growth Stock Fund	34,512	59,425
Dodge & Cox Common Stock Fund	101,505	216,099
PIMCO Total Return Fund	83,738	73,263
Wellington Small Cap Opportunities Fund	23,175	47,841
Wells Fargo Small Cap Value Fund	21,967	39,311
American Funds Euro-Pacific Growth Fund	100,861	186,910
Investments held in Collective Trusts:
Ned Davis Research Asset Allocation Strategy Fund	86,737	117,667
State Street Global Advisors S&P 500 Strategy Fund	153,640	257,373
Participant Loans	17,130	22,891
Total Investments, at Fair Value	1,351,365	1,890,785

Contributions Receivable:
Participant	1,938	2,377
Company	10,620	20,519
Total Contributions Receivable	12,558	22,896

Net Assets Available for Benefits	$1,363,923	$1,913,681

See notes to financial statements.

Employer Plan Identification # 36-3051915
Plan # 020

AON SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

(in thousands)

	December 31
	2008	2007
Additions

Net Investment Income
Interest Income	$9,475	$21,910
Aon Corporation Dividends	3,607	4,147
Other Dividends	40,485	64,008

Total Net Investment Income	53,567	90,065

Contributions
Company	36,178	48,283
Participants	78,704	86,788
Rollovers	7,179	8,366

Total Contributions	122,061	143,437

Total Additions	175,628	233,502

Deductions

Transfer to Other Plan	—	(54,891)
Benefit Payments	(301,007)	(207,063)
Management and Administrative Fees	(1,301)	(1,379)

Total Deductions	(302,308)	(263,333)

Net Appreciation (Depreciation) in Fair Value of Investments	(423,078)	89,505

Net Increase (Decrease) in Net Assets Available for Benefits	(549,758)	59,674

Net Assets Available for Benefits at Beginning of Year	1,913,681	1,854,007

Net Assets Available for Benefits at End of Year	$1,363,923	$1,913,681

See notes to financial statements.

Employer Plan Identification # 36-3051915
Plan # 020

AON SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2008 and 2007

1.                                      Description of Plan

General

The Aon Savings Plan (the Plan) was authorized by the Board of Directors of Aon Corporation (the Company or Plan Sponsor). It is a defined contribution plan with a salary deferral feature and an employee stock ownership (ESOP) feature.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).  Effective January 1, 2004, the Aon Retirement Account was established as a separate account under the Plan.  The Aon Retirement Account is intended for employees hired after January 1, 2004 who are not eligible for participation in the Aon Pension Plan.

Effective January 1, 2003, the Aon Common Stock Fund and the ESOP Allocated Fund were merged into a single fund called the Aon Common Stock ESOP Fund (the ESOP Fund).  Participants have the option to reinvest dividends in additional shares of Aon common stock in the Plan or receive dividends in cash.  Additionally, effective January 1, 2003, participants are allowed to immediately diversify any Company matching contributions allocated to the ESOP Fund.

The Combined Insurance Company of America and Sterling Life Insurance subsidiaries were sold in April 2008.  Affected participants were allowed to voluntarily roll over their balances to their new employer’s plan or to an individual retirement account (IRA) or continue to maintain their balances within the Plan.

The Aon Warranty Group (AWG) subsidiary was sold in November 2006.  As a result of the sale, all AWG participants became 100% vested in their individual accounts and were transferred to a new plan established by their new employer in February 2007.

The following description of the Plan provides only general information.  Participants of the Plan should refer to the Summary Plan Description for a more complete description of the Plan.

1.                                      Description of Plan (continued)

Eligibility and Participation

Employees other than field sales agents or employees scheduled to work less than 20 hours per week are immediately eligible to participate.  Field sales agents and employees scheduled to work less than 20 hours per week are eligible to participate after completing one year of service and attaining the age of 21.  Participants must complete one year of service to be eligible for Company matching contributions.

Contributions

Participant — Participant contributions are made by means of regular payroll deductions.  Non-highly compensated participants, as defined by the Internal Revenue Code (IRC), may elect to make contributions between 1% and 25% of their compensation, as defined by the Plan.  Highly compensated participants, as defined by the IRC, may elect to make contributions between 1% and 12% of their compensation, as defined by the Plan.  Participant contributions are limited to amounts allowed by the Internal Revenue Service (IRS).  Accordingly, the maximum participant contribution was $15,500 in 2008 and 2007.  In addition to regular participant contributions, catch-up contributions of up to $5,000 for 2008 and 2007 were allowed for any participants who were age 50 or older during the Plan year.

Effective January 1, 2007, new employees are automatically enrolled in the Plan at a default rate of 3% of compensation.  Employees hired on or after July 1, 2007 are automatically enrolled at a default rate of 4% of compensation.  Beginning April 2008, the automatic enrollment rate will increase 1% each April, up to the maximum of 6%, if a participant has completed six months of service by such date.  Participants can change their deferral percentage or investment selections at any time after initial enrollment.

Effective January 1, 2007, the Plan began allowing participants to make Roth 401(k) contributions to the Plan.  Roth contributions are made on an after-tax basis and participants would then owe no further tax on these contributions or their earnings.

Company — The Company contributes an amount equal to 50% of the first 6% of a participant’s compensation that a participant contributes to the Plan (75% of the first 4% of a participant’s compensation for employees of Aon Human Capital Services, LLC). This contribution will be made concurrent with participant contributions.  The Company may make a further discretionary contribution based on employee contributions of up to 6%.  For 2008 and 2007, the contribution was $5,989,000 and $13,243,000, respectively.  The amount of this contribution is determined by the Aon Board of Directors.

1.                                      Description of Plan (continued)

The Aon Retirement Account is funded entirely by Company contributions.  No employee contributions are allowed.  The Plan does not guarantee Company contributions; however, it is intended the Company will make an annual contribution to the accounts of eligible employees.  The amount of the contribution may increase with length of service of the employee and other factors deemed relevant by the Aon Board of Directors.

Investment Options

Both participant and Company contributions to the Plan will be invested in any of the various investment alternatives offered by the Plan in any whole percentages as directed by the participant.  Additionally, a Self-Managed Account is offered whereby participants can invest their self-directed contributions in various stock, mutual funds and other investments.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of a) the Company’s contributions and b) Plan earnings (losses).  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are fully vested in their contributions plus actual earnings of the Plan.  Participants become 100% vested in the employer contributions (including amounts in the Aon Retirement Account) after five years of plan service, according to a graded vesting schedule.

Forfeitures of $8,355,000 for 2008 and $3,621,000 for 2007 were used to provide partial funding for Company contributions and to pay other expenses of the Plan.

Benefit Payments

Upon retirement or termination of service, a participant will receive a lump-sum payment equal to his or her vested balance.  The participant may elect to receive this payment directly or to be rolled into another plan or IRA.  Vested amounts of the ESOP may be received in cash or Aon common stock.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.

1.                                      Description of Plan (continued)

Participant Loans

Under the loan provision of the Plan, each participant is permitted one loan in a twelve-month period and the outstanding balance of all loans made to a participant may not exceed the lesser of $50,000 or 50% of the vested portion of the participant’s account, excluding the ESOP and Aon Retirement Account portion of the account.  The interest rate for each loan is equal to 1% plus the prime rate as quoted in The Wall Street Journal for the last day of the month preceding the loan request.  Loans are made for a period of up to five years, except for residential loans that have a fixed repayment period of up to fifteen years.

2.                                      Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on an accrual basis in accordance with U.S. generally accepted accounting principles.

Investment Valuation and Income Recognition

Investments in mutual funds and common stock are carried at fair value, which for marketable securities is based on quotations obtained from national securities exchanges. Investments in common collective trusts are carried at fair value as determined by the issuer of the applicable common collective trust funds on the last day of the Plan year based on the fair value of the underlying investments as determined by the fund sponsor.  Participant loans are valued at their outstanding balances, which approximates fair value.

Interest income is recorded as earned.  Dividend income is recorded on the ex-dividend date.  Realized gains or losses on investments are the difference between the proceeds received and the cost of investments sold as determined on a first-in, first-out basis.  The change in the difference between fair value and the cost of investments is reported as unrealized appreciation or depreciation of investments.

Administrative Expenses

Administrative expenses of the Plan, including expenses of the Trustees, are paid from the Plan assets, except to the extent that the Company, at its discretion, may decide to pay such expenses.  The Company did not pay any Plan expenses in 2008 or 2007.

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

3.                                      Fair Value Measurements

Effective January 1, 2008, the Plan adopted Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements.  SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.  SFAS 157 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs when measuring fair value.  Adoption of SFAS 157 did not have a material impact on the Plan’s financial statements.

The standard describes three levels of inputs that may be used to measure fair value:

Level 1  Inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2  Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly.

Level 3  Valuations are observed from unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  The following tables set forth by level within the fair value hierarchy the Plan’s investment assets at fair value.  As required by SFAS 157, assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Total trust investment assets at fair value classified within Level 3 were $17,130,000, as of December 31, 2008, which consists of participant loans.  Such amounts were approximately 1% of total investment assets on the Plan’s statements of net assets available for benefits at fair value as of December 31, 2008.

3.                                      Fair Value Measurements (continued)

Investments at fair value as of December 31, 2008:

(in thousands)	Level 1	Level 2	Level 3	Total
Assets:
Common Stock	$235,559	$—	$—	$235,559
Common Collective Trusts	—	240,377	—	240,377
Mutual Funds	858,299	—	—	858,299
Participant Loans	—	—	17,130	17,130
Total Assets at Fair Value	$1,093,858	$240,377	$17,130	$1,351,365

The table below sets forth a summary of changes in fair value of the Plan’s Level 3 investment assets for the year ended December 31, 2008.

Participant Loans
Balance at December 31, 2007	$22,891
Purchases, Sales, Issuances and Settlements (net)	(5,761)
Balance at December 31, 2008	$17,130

4.                                      Investments

State Street Bank and Trust Company is the Trustee and custodian for all Plan assets.  The Trustee is a named fiduciary under ERISA.  The Trustee is a party-in-interest to the Plan as three investment fund options are State Street funds.

During 2008 and 2007, the Plan’s investments (including investments bought, sold and held during the year) appreciated (depreciated) in fair value as follows (in thousands):

	December 31
	2008		2007
		Net Realized		Net Realized
		and Unrealized		and Unrealized
		Appreciation		Appreciation
		(Depreciation)		(Depreciation)
		in Fair Value		in Fair Value
		of Investments		of Investments
	Fair	During	Fair	During
	Value	the Year	Value	the Year
Investments, at Fair Value:
Aon Corporation Common Stock	$230,588	$(14,325)	$326,317	$90,799
Brokerage Accounts-Other:
Common and Preferred Stocks, Mutual Funds and Other Investments	14,022	(6,290)	18,027	789
Investments in Mutual Funds:
State Street Global Advisors Government Short Term Investment Fund	281,033	—	282,064	—
Vanguard REIT Index Fund	37,795	(25,619)	69,899	(19,498)
Vanguard Capital Opportunities Fund	52,643	(40,596)	98,171	381
Wells Fargo Small Cap Value Fund	21,967	(13,736)	39,311	(2,786)
Dodge & Cox Common Stock Fund	101,505	(92,558)	216,099	(21,404)
PIMCO Total Return Fund	83,738	(4,410)	73,263	1,900
Wellington Small Cap Opportunities Fund	23,175	(17,602)	47,841	511
T. Rowe Price Growth Stock Fund	34,512	(25,155)	59,425	2,505
American Euro-Pacific Growth Fund	100,861	(79,064)	186,910	12,058
Vanguard Admiral Intermediate Term Treasury Fund	112,019	6,123	75,527	3,545
Investments in Collective Trusts:
Ned Davis Research Asset Allocation Strategy Fund	86,737	(18,346)	117,667	6,665
State Street Global Advisors S&P 500 Strategy Fund	153,640	(91,500)	257,373	14,040
Total	$1,334,235	$(423,078)	$1,867,894	$89,505

4.                                      Investments (continued)

The fair value of individual investments that represent 5% or more of the Plan’s assets is as follows (in thousands):

	December 31
	2008	2007

Aon Corporation Common Stock	$230,588	$326,317
Investments in Mutual Funds:
State Street Global Advisors Government Short Term Investment Fund	281,033	282,064
Vanguard Admiral Intermediate Term Treasury Fund	112,019	*
Dodge & Cox Common Stock Fund	101,505	216,099
American Euro-Pacific Growth Fund	100,861	186,910
Vanguard Capital Opportunities Fund	*	98,171
PIMCO Total Return Fund	83,738	*
Investments in Collective Trusts:
Ned Davis Research Asset Allocation Strategy Fund	86,737	117,667
State Street Global Advisors S&P 500 Strategy Fund	153,640	257,373

*Below 5% threshold.

5.                                      Income Tax Status

The Plan has received a determination letter from the IRS dated October 1, 2003, stating that the Plan is qualified under section 401(a) of the IRC and, therefore, the related trust is exempt from taxation.  Subsequent to this issuance of the determination letter, the Plan was amended.  Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification.  The Plan Administrative Committee believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

6.                                      Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7.                                      Subsequent Events

On February 4, 2009, the Company announced that the Aon Retirement Account portion of the Plan was being frozen with the effective date of December 31, 2008.

Effective April 1, 2009, the Benfield Retirement Plan was merged with the Plan.  Employees of Benfield Holdings, Inc. or its subsidiaries or affiliates employed on November 28, 2008 will become participants in the Plan on January 1, 2009.

Employer Identification # 36-3051915
Plan # 020

AON SAVINGS PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2008

Current Value
Identity of Issuer	(thousands)
Aon Common Stock ESOP Fund

Common Stock

Aon Corporation
Common Stock, 1.00 par*	$230,556

Short Term Investment Fund

Mutual Fund

State Street Global Advisors Government
Short Term Investment Fund*	$281,033

Total Return Fund

Collective Trust

Ned Davis Research Asset Allocation
Strategy Fund	$86,737

Common Stock Index Fund

Collective Trust

State Street Global Advisors
S&P 500 Strategy Fund*	$153,640

Real Estate Securities Fund

Mutual Fund

Vanguard REIT Index Fund	$37,795

Employer Identification # 36-3051915
Plan # 020

AON SAVINGS PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2008

(continued)

Current Value
Identity of Issuer	(thousands)
Vanguard Capital Opportunities Fund

Mutual Fund

Vanguard Capital Opportunities Fund	$52,643

Dodge & Cox Common Stock Fund

Mutual Fund

Dodge & Cox Common Stock Fund	$101,505

PIMCO Total Return Fund

Mutual Fund

PIMCO Total Return Fund	$83,738

T. Rowe Price Growth Stock Fund

Mutual Fund

T. Rowe Price Growth Stock Fund	$34,512

Wellington Small Cap Opportunities Fund

Mutual Fund

Wellington Small Cap Opportunities Fund	$23,175

Employer Identification # 36-3051915
Plan # 020

AON SAVINGS PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2008

(continued)

Current Value
Identity of Issuer	(thousands)
Vanguard Admiral Intermediate Term
Treasury Fund

Mutual Fund

Vanguard Admiral Intermediate Term
Treasury Fund	$112,019

American Euro-Pacific Growth Fund

Mutual Fund

American Euro-Pacific Growth Fund	$100,861

Wells Fargo Small Cap Value Fund

Mutual Fund

Wells Fargo Small Cap Value Fund	$21,967

Other Common and Preferred Stocks and Mutual Funds (Self-Managed Funds)

Brokerage Accounts

Other Common and Preferred Stocks, Mutual Funds and Other Investments	$14,022

Aon Corporation Common Stock*	$32

Participant Loans* (5.00% - 10.5%)	$17,130

$1,351,365

*Party-in-interest transaction not prohibited by ERISA.